UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34174 / January 19, 2021

In the Matter of

ETF Series Solutions
615 East Michigan Street
Milwaukee, WI 53202

ClearShares LLC
420 Lexington Avenue, Suite 428
New York, NY 10170

(812-15167)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

ETF Series Solutions and ClearShares LLC filed an application on September 29, 2020
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend sub-advisory
agreements with certain affiliated and non-affiliated sub-advisers without shareholder approval
and also grants relief from certain disclosure requirements.

On December 21, 2020, a notice of the filing of the application was issued (Investment Company
Act Release No. 34144). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ETF Series Solutions and ClearShares LLC (File No. 812-15167) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary